Testing the waters communication

(Name)_____, I hope you are doing well. Our company is launching a "mini public offering" and I am sending this out to a few people that I thought could help and spread the word. I am required to include the following language when communicating this offering:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Please take a look at our offering page below and share with as many people as you feel comfortable doing. Anyone can invest with as little as $100. I'm happy to answer any of your questions. Thanks for looking and your consideration.

www.WeFunder.com/gcps